December 21, 2018

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 9, 2018

File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated December 13, 2018 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

3. Real Estate and Lending Activities

Joint Venture Transactions, page 13

1.

Please clarify for us the nature of the €290 million shareholder loan and tell us how you are accounting for the shareholder loan in connection with the Primotop joint venture transaction. Please reference the authoritative accounting literature management relied upon.

On August 31, 2018, we contributed the real estate of 71 post-acute hospitals by way of a joint venture arrangement in exchange for a 50% equity investment in the joint venture. Separate from our real estate contribution, we and the other joint venture partner each issued a €290 million shareholder loan in exchange for cash to the joint venture. The shareholder loan requires quarterly interest payments at a fixed rate of 5.15%, has a fixed term of 15 years, and requires the loan principal to be repaid at maturity, which is five years prior to the expiration of the joint venture. We recorded the loan investment at cost in accordance with “Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 310, Receivables.” According to “FASB ASC paragraph 310-10-30, Initial Measurement”, “when a note is received solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged.”

Ms. Jennifer Monick

Securities and Exchange Commission

2.

Your disclosure states that your 50% equity investment in the Primotop joint venture transaction is valued at approximately €211 million. In light of your determination that the fair value of the contributed properties is €1.635 billion and the gross proceeds of recently issued related debt was €655 million, please clarify for us how you determined that your 50% equity interest is valued at €211 million. Please reference the authoritative accounting literature management relied upon.

Our 50% equity investment in the Primotop joint venture was recorded in accordance with “FASB ASC Topic 323, Investments – Equity Method and Joint Ventures (paragraph 323-10-30-2)” and consistent with “FASB ASC paragraph 610-20, Clarifying the Scope of Asset Derecognition Guidance.” Accordingly, as stated in “FASB ASC paragraph 323-10-30-2”, “an investor shall initially measure, at fair value, an investment in the common stock of an investee (including a joint venture) recognized upon the derecognition of a distinct nonfinancial asset or distinct in substance nonfinancial asset in accordance with Subtopic 610-20.” As per the guidance, our €211 million equity investment represented the fair value of our share of the net asset value of the newly created joint venture. The net asset value of the joint venture was derived by taking the fair value of contributed real estate assets of €1.635 billion, plus working capital of approximately €10 million, less the fair value of third party debt of €655 million, less the fair value of total shareholder loans in the amount of €580 million, for a net asset value of €410 million. Our 50% share of the joint venture’s net asset value equates to €205 million. The remaining €6 million represents capitalized transaction costs specifically attributable to the equity investment in accordance with FASB ASC Topic 323.

Ms. Jennifer Monick

Securities and Exchange Commission

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours, MEDICAL PROPERTIES TRUST, INC. MPT OPERATING PARTNERSHIP, L.P. by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner Executive Vice President and Chief Financial Officer

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